

Mail Stop 3720

September 1, 2015

Brian Meyers
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-51371**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

DOE Development of New Regulations, page 12

1. We note your disclosure on page 13 indicating that based upon a preliminary analysis you believe that you "should be able to alter the affected programs" to comply with the gainful employment regulations adopted and published in October 2014. Please tell us how you determined these programs were affected by the regulations and what actions if any have been taken to alter these programs for compliance with the regulations general effective date of July 1, 2015. In addition, please explain why you believe these new regulations will have a small impact on your business.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-11

2. Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company's participation in programs administrated by the Department of Education. Please consider your presentation in subsequent periodic filings as well.

Revenue Recognition, page F-11

3. We note that the majority of your students fund their education through loans and/or grants received from U.S. federal financial aid programs established by Title IV of the Higher Education Act and regulations promulgated thereunder ("Title IV"). We understand that when a student, who has received Federal Student Aid, withdraws from the institution prior to completing a course or payment period, the institution may have a return to Title IV requirement. You state that if a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. To help us better understand your accounting policy; please provide us with the following information:

- tell us if you reassess collectability of tuition and fees when a student withdraws from a course, the institution, or otherwise loses Title IV eligibility; and
- tell us about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

4. Please disclose your refund policy in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications